CM 3-22

BB 3/11

04003457

[...] STATES
[...]HANGE COMMISSION
[...] D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 27113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENTAD REAL ESTATE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 MERCHANTS ROW, SUITE 2

(No. and Street)

GERMANTOWN	TENNESSEE	38138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN REESE (901) 755-0014

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC

(Name – *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, THIRTIETH FLOOR		MEMPHIS, TENNESSEE	38137
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALAN REESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENTAD REAL ESTATE INVESTMENTS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

My Commission Expires
March 29, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENTAD REAL ESTATE INVESTMENTS, INC.

Financial Statements and
Supplemental Information
For the Year Ended December 31, 2003

PENTAD REAL ESTATE INVESTMENTS, INC.

Contents

	Page
Independent Auditor's Report	2
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-8
Supplemental Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Statement Regarding SEC Rule 15c3-3	10
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3	11-12

THOMPSON DUNAVANT PLC

Independent Auditor's Report

Board of Directors
Pentad Real Estate Investments, Inc.
Germantown, Tennessee

We have audited the accompanying statements of financial condition of Pentad Real Estate Investments, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentad Real Estate Investments, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 financial statements taken as a whole.

Thompson Dunavant PLC

February 10, 2004

Clark Tower, 5100 Poplar Avenue, Thirtieth Floor • Memphis, TN 38137 • Phone: (901) 685-5575 • Fax: (901) 685-5583
www.thompsondunavant.com

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current assets		
Cash	$ 9,612	$ 11,891
Prepaid expenses	648	1,762
	10,260	13,653
Investment		
Marketable security	2,835	3,300
	$ 13,095	$ 16,953

Stockholder's Equity

	2003	2002
Stockholder's equity		
Common stock, $1 par value; 2,000 shares authorized, 425 shares issued and outstanding	$ 425	$ 425
Additional paid-in capital	29,816	29,816
Accumulated deficit	(16,681)	(13,288)
Accumulated other comprehensive loss		
Unrealized loss on marketable security	(465)	-
	$ 13,095	$ 16,953

The accompanying notes are an integral part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Interest income	$ 32	$ 100
General and administrative expenses	3,425	2,846
Net loss	$ (3,393)	$ (2,746)

The accompanying notes are an integral
part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Unrealized Loss on Security	Total
Balances at January 1, 2002	$ 425	$ 24,816	$ (10,542)	$ -	$ 14,699
Capital contributions	-	5,000	-	-	5,000
Net loss for 2002	-	-	(2,746)	-	(2,746)
Balances at December 31, 2002	425	29,816	(13,288)	-	16,953
Comprehensive income					
Net loss for 2003	-	-	(3,393)	-	(3,393)
Other comprehensive income					
Unrealized holding gain (loss) arising during the year	-	-	-	(465)	(465)
Balances at December 31, 2003	$ 425	$ 29,816	$ (16,681)	$ (465)	$ 13,095

The accompanying notes are an integral
part of these financial statements.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (3,393)	$ (2,746)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Prepaid expenses	1,114	(1,460)
Net cash used in operating activities	(2,279)	(4,206)
Cash flows from financing activities:		
Capital contributions from stockholder	-	5,000
Net increase (decrease) in cash	(2,279)	794
Cash at beginning of year	11,891	11,097
Cash at end of year	$ 9,612	$ 11,891

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Pentad Real Estate Investments, Inc. (the "Company") is a wholly-owned subsidiary of Pentad Group, Inc. (the "Parent"). The Company is a broker/dealer of real estate investments.

Marketable security

Marketable security represents 300 shares of common stock of NASDAQ Stock Market, Inc. purchased in April, 2000 with a fair value of $2,835 as of December 31, 2003 and $3,300 as of December 31, 2003. In July, 2002, NASDAQ shares became readily marketable as they began trading in the market. In accordance with the provisions of SFAS No. 115, the Company's investment in the marketable equity security has been categorized as "available for sale" and, as a result, is stated at fair value based on quoted market prices. Unrealized holding gains and losses on this security are reflected as comprehensive income or loss until realized. Realized gains or losses are recorded based on the difference between the sales price and the amount paid for the security.

Income taxes

The Company is a Qualified Subchapter S Subsidiary for federal income tax purposes under IRC Section 1361(b)(3) and consequently is not subject to federal income taxes as an entity. Income, gains, losses and deductions are passed through to the stockholder of the parent company and reported on his individual federal income tax return. State income taxes, if applicable, are provided for the state of Tennessee which does not recognize S corporation status.

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Note 2 - Net capital requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2003 and 2002, the Company had net capital of $13,095 and $16,953, respectively, which exceeded the capital requirement by $8,095 and $11,953, respectively.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2003 and 2002 or at any time during these years.

SUPPLEMENTAL INFORMATION

PENTAD REAL ESTATE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003

Stockholder's equity	$ 13,095
Less non-allowable assets	-
Net capital	13,095
Minimum net capital required to be maintained (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
Excess net capital	$ 8,095
Aggregate indebtedness (total liabilities)	$ -
Ratio of aggregate indebtedness to net capital	N/A

No material differences exist between the above computation and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2003.

PENTAD REAL ESTATE INVESTMENTS, INC.

Statement Regarding SEC Rule 15c3-3
For the Year Ended December 31, 2003

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of paragraph K(2)(i) of the Rule.

PENTAD REAL ESTATE INVESTMENTS, INC.
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2003

Board of Directors
Pentad Real Estate Investments, Inc.
Germantown, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Pentad Real Estate Investments, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson Dunavant PLC

February 10, 2004